Exhibit No. 4.1

EXHIBIT B to Rights Agreement Dated March 14, 2000

February 20, 2006 Amended and Restated

SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

The Board of Directors of Armstrong Holdings, Inc. (the “Company”) declared a distribution of one Right for each share of Common Stock of the Company distributed to shareholders in connection with the Share Exchange under the Agreement and Plan of Exchange (whereby all Armstrong World Industries, inc. common stock was exchanged for the Company’s Common Stock) and with respect to each share of Common Stock that may be issued by the Company thereafter and prior to the “Distribution Date” (or the earlier redemption or expiration of the Rights) described below. The Rights are effective as of their distribution to shareholders.

Upon the occurrence of certain events described below, each Right would entitle the registered holder to purchase from the Company a unit consisting of one-hundredth of a share (a “unit”) of Series One Class A Preferred Stock, without par value (the “Preferred Stock”), at a purchase price of $300 per unit, subject to adjustment (the “Purchase Price”). The Purchase Price must be paid in cash or, if the Company shall in its sole discretion so consent, shares of Common Stock having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and the Rights Agent, as it may be amended from time to time.

Unless otherwise delayed by an action of the Board of Directors, the Rights will separate from the Common Stock upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of shares of the Company’s capital stock representing 20% or more of the voting power of all outstanding shares of capital stock of the Company (the date of such announcement being referred to as the “Stock Acquisition Date”) or such later date as specified by the majority of the Disinterested Directors, or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning outstanding shares of the Company’s capital stock representing 28% or more of the voting power of all outstanding shares of capital stock of the Company, or such later date as specified by the majority of the Disinterested Directors.

The term “Disinterested Directors” means any member of the Board of Directors of the Company who was a member of the Board prior to the time that the Acquiring Person became an Acquiring Person, any person who is subsequently elected to the Board to fill a vacancy created by an increase in the size of the Board if such person is recommended or approved by a majority of the Disinterested Directors, and any successor of a Disinterested Director if such person is recommended or approved by a majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common

Stock certificates issued will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights will be attached to all Common Stock certificates representing shares then outstanding until the occurrence of a Distribution Date or the earlier redemption or expiration of the Rights. No separate Rights Certificates will be distributed unless and until a Distribution Date occurs. The Rights will expire at the close of business on the earlier to occur of (1) March 21, 2008 and (2) the date a plan of reorganization in the Chapter 11 case of Armstrong World Industries, Inc. becomes effective, unless extended or earlier redeemed by the Board as described below.

As soon as practicable after a Distribution Date (except as otherwise provided above), Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on a Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights.

In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) a Person becomes the beneficial owner of shares of the Company’s capital stock representing 28% or more of the voting power of all outstanding shares of capital stock of the Company, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price per Right is $300. Notwithstanding any of the foregoing, following the occurrence of any of the events described in item (i) or (ii) in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, the Rights are not exercisable following the occurrence of either of the events set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $300 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $600 worth of Common Stock (or other consideration, as noted above) for $300.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in certain merger or other business combination transactions (other than a merger described in the second preceding paragraph) or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The right to purchase Common Stock of the Company or common stock of an Acquiring Person at a discount in the circumstances described in the preceding paragraphs would not be exercisable if the Right holder has previously exercised the right to purchase Preferred Stock.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time until ten days after the Stock Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.05 per Right. The redemption period may be extended by the Company’s Board of Directors at any time prior to the expiration of such period. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Disinterested Directors. After the redemption period has expired, the Company’s right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to shares of capital stock of the Company representing 10% or less of the voting power of all outstanding shares of capital stock of the Company in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of a majority of the Disinterested Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company arising from the Right itself, including, without limitation, the right to vote or to receive dividends. While the initial declaration and distribution of the Rights will not be taxable to the shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

Under the Rights Plan, the Board has broad amendatory powers. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, amendments may not adversely affect Right holders’ interests but any amendment suspending the provisions of the Rights Plan by excluding any acquirer from its benefits shall not be deemed to adversely affect Rights’ holders interests. Under certain circumstances, an amendment would require the concurrence of the Disinterested Directors.

The Rights Agreement and its amendment(s) have been filed with the Securities and Exchange Commission. Copies are also available free of charge from the Company. This summary description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.